UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1	)*

Global Med Technologies, Inc. (Name of Issuer) Common Stock (Title of Class of Securities)

37935E101 (CUSIP Number)

October 27, 2007 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No. 37935E101

  1.    Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).
         Futuristic Image Builder Ltd.
__________________________________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
__________________________________________________________________________________________________________
3.	SEC Use Only

4.	Citizenship or Place of Organization
Singapore
Number of	5. Sole Voting Power
Shares Bene-	2,956,081
ficially by	6. Shared Voting Power
Owned by Each
Reporting	7. Sole Dispositive Power
Person With:	2,956,081
8. Shared Dispositive Power

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       2,956,081
_________________________________________________________________________________________________________________________

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
__________________________________________________________________________________________________________________________

11. Percent of Class Represented by Amount in Row (9) 11.3%

12. Type of Reporting Person (See Instructions) CO

Page 2 of 5 pages

CUSIP No. 37935E101

Item 1.

(a)	Name of Issuer
Global Med Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices
12600 West Colfax, Suite C-420, Lakewood, CO 80215

Item 2.

(a)	Name of Person Filing Futuristic Image Builder Ltd.

(b)	Address of Principal Business Office or, if none, Residence
300 Beach Road, #28-02 The Concourse Singapore 199555

(c)	Citizenship
Incorporated in Singapore

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
37935E101

Item 3.

If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,956,081.

(b)	Percent of class: 11.3%.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote : 2,956,081

	(ii)	Shared power to vote or to direct the vote .

	(iii)	Sole power to dispose or to direct the disposition of :2,956,081

	(iv)	Shared power to dispose or to direct the disposition of .

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Page 3 of 5 pages

CUSIP No. 37935E101

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

CUSIP No. 37935E101

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2007
Date

/s/ Tong Wan Chan
Signature

Tong Wan Chan/ Director
Name/Title

Page 5 of 5 pages